UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Integrated Freight Corporation	000-14273
(Full Name of Registrant)	(Commission File Number)

 [X] Form 10-K  [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q  [_] Form N-SAR  [_] Form N-CSR

For Period Ended: March 31, 2011
[___] Transition Report on Form 10-K
[___] Transition Report on Form 20-F
[___] Transition Report on Form 11-K
[___] Transition Report on Form 10-Q
[___] Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates___________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant	Integrated Freight Corporation
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	Suite 200, 6371 Business Boulevard
City, State and Zip Code	Sarasota, Florida 34240

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subjecta report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The registrant is unable to file the annual report on Form 10-K for the year ended March 31, 2011 for the following reasons:

The registrant has been unable to complete accounting at the subsidiary level, gather at the parent level the accounting information from the subsidiaries, and prepare consolidated financial statements from the subsidiary accounting information within the time necessary to allow the independent accounting firm to complete the necessary work.  Accordingly, the registrant has experienced delays in the audit of its financial statements for the fiscal year ended March 31, 2011.

PART IV
OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Richard R. Confessore, CPA	941	907-8372
(Name)	(Area Code)	(Telephone Number)

 (2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                                 [  X  ] Yes   [___] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [____] Yes   [  X  ] No

Integrated Freight Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 28, 2011	By: /s/ Paul A. Henley
Paul A. Henley
Chief Executive Officer